Exhibit 99.1

CMGE Reports Fourth Quarter and Full Year 2012 Unaudited Financial Results

HONG KONG, March 25, 2013 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (NASDAQ: CMGE), a leading mobile game company in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter Financial Highlights

•	Revenues were RMB28.9 million (US$4.6 million1), compared with RMB60.0 million in the fourth quarter of 2011 and RMB43.6 million in the third quarter of 2012. This decline is mainly because 2012 was largely a transitional year for the Company, as management’s focus was concentrated on the R&D of our new generation of social games and expanding distribution channels in order to capture the significant growth opportunities emerging in smartphone games.

•	Net loss was RMB58.3 million (US$9.4 million), compared with net income of RMB108.4 million in the fourth quarter of 2011 and RMB1.6 million in the third quarter of 2012. Our net loss includes impairment costs of our non-core handset design business of RMB44.4 million. There was also one-time reversal of deferred tax liabilities of RMB51.4 million that took place in the fourth quarter of 2011.

•

Non-GAAP[2] net loss, excluding (1) share-based compensation expenses and (2) goodwill and intangible assets impairment loss, was RMB10.0 million (US$1.6 million), compared with non-GAAP net income of RMB108.3 million in the fourth quarter of 2011 and RMB6.7 million in the third quarter of 2012.

•	Basic and diluted earnings per American Depositary Share[3] (“ADS”) were RMB-2.71 (US$-0.43), compared with RMB5.01 in the fourth quarter of 2011 and RMB0.04 in the third quarter of 2012.

Full Year 2012 Financial Highlights

•	Revenues were RMB187.6 million (US$30.1 million), compared with RMB243.5 million in 2011.

•	Net loss was RMB14.5 million (US$2.3 million), compared with net income of RMB163.3 million in 2011.

•	Non-GAAP net income, excluding (1) share-based compensation expenses, (2) goodwill and intangible assets impairment loss and (3) listing expenses, was RMB61.3 million (US$9.8 million), compared with RMB164.2 million in 2011.

•	Basic and diluted earnings per ADS were RMB-0.80 (US$-0.13), compared with RMB8.68 in 2011.

•	Cash and cash equivalents were RMB128.7 million (US$20.7 million) and short-term investments were RMB45.0 million (US$7.2 million) as of December 31, 2012.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2301 to US$1.00, the effective noon buying rate as of December 31, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]

Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

[3]	One ADS represents 14 Class A ordinary shares of the Company.

Fourth Quarter Select Operating Data4

•	Total paying user accounts[5] for single-player games (excluding single-player game bundles) were 5.0 million, compared with 12.2 million in the fourth quarter of 2011 and 9.8 million in the third quarter of 2012. Average revenue per paying user account (“ARPU”) for single-player games (excluding single-player game bundles) was RMB2.37, compared with RMB2.57 in the fourth quarter of 2011 and RMB2.92 in the third quarter of 2012.

•	Total subscriptions[6] for single-player game bundles were 1.1 million in the fourth quarter of 2012, compared with 2.7 million in the fourth quarter of 2011 and 1.2 million in the third quarter of 2012. Average revenue per subscription for single-player game bundles was RMB4.01, compared with RMB5.22 in the fourth quarter of 2011 and RMB4.06 in the third quarter of 2012.

•	Total paying user accounts for social games[7] were 48,235, compared with 199,126 in the fourth quarter of 2011 and 67,995 in the third quarter of 2012. ARPU for social games was RMB92.47, compared with RMB26.88 in the fourth quarter of 2011 and RMB120.87 in the third quarter of 2012.

[4]	Starting in the fourth quarter of 2012, the Company has organized its reporting of select operating data by separating its games segment into three categories based on the nature of the games and their revenue models: (i) single player games (excluding single-player game bundles), (ii) single-player game bundles and (iii) social games. The Company derives revenue from single player games (excluding single-player game bundles) based on purchases of games from various application stores for a one-time fee and purchases of in-game items. The Company derives revenue from its single-player game bundles based on subscription fees paid by subscribers for purchasing the game bundles. The Company derives revenue from social games based on in-game item purchase fees.
[5]	Total paying user accounts represent the number of user accounts that have purchased in-game items for the relevant period (adjusted to eliminate double-counting of the same user accounts) and the number of games downloaded through application stores (not adjusted to eliminate double-counting of the same user account). Since the fourth quarter of 2012, the Company has calculated its total paying user accounts to include the number of games downloaded through application stores, whereas under its previous method such games were included under total subscriptions.
[6]	Total subscriptions represent the total number of monthly subscriptions to game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions. Since the fourth quarter of 2012, the Company has calculated its total subscriptions to exclude the number of games downloaded through application stores and include such games under total paying user accounts, whereas under the previous method, such games were included under total subscriptions.
[7]	Since the fourth quarter of 2012, the Company has reported its total paying user accounts for social games to combine feature phone social games with smartphone social games, whereas it previously reported accounts for such games separately.

Full Year 2012 Select Operating Data

•	Total paying user accounts for single-player games (excluding single-player game bundles) were 31.7 million, compared with 29.0 million in the 2011, and ARPU was RMB3.56, compared with RMB4.58 in 2011.

•	Total subscriptions for single-player game bundles were 5.9 million in 2012, compared with 9.6 million 2011, and average revenue per subscription was RMB4.50, compared with RMB4.64 in 2011.

•	Total paying user accounts for social games were 303,613, compared with 809,407 in 2011, and ARPU was RMB108.48, compared with RMB26.39 in 2011.

Mr. Ken Jian Xiao, CMGE’s Chief Executive Officer, commented, “During the fourth quarter, we focused on executing our long-term development, operational and distribution strategy for smartphone games. The performance of our single-player games (excluding single-player game bundles), as total paying user accounts increased by 9.0% from the same period last year, reaching 31.7 million user accounts. We have also been investing heavily in developing our new generation of social games for Android and iOS-based smartphones, and are very excited about the potential of seven new generation social games for smartphones that we plan to launch in the next few months. We continue to enhance our distribution channels and our technology and development teams in anticipation of the strong growth we expect from our smartphone games, which we expect to account for a significant portion of our game revenues during 2013.

“By the end of 2012, our MMORPG social game portfolio included “Hero Alliance,” which we successfully launched in July 2012, “Purple Wings,” “Dian Feng,” “Xiao’ao Jianghu,” “Xun Qin” and “Creation Song.” We have also developed new social card games, some of which have already been launched and have garnered positive feedback. We are constantly improving our diverse portfolio of games with creative and compelling new content. Our self-developed game portfolio now spans multiple genres, including action-packed MMORPGs, 3D social games and light social games such as social card games. During November 2012, our self-developed light social game “Home Aquarium” was ranked in the top six on Apple’s China Region iTunes paid games list and second on Apple’s China Region iPad paid game list. As of the end of 2012, our own game portfolio has expanded to include 490 single-player games and seven social games.

“Since November 2012, we have expanded our game research and development capabilities by acquiring six teams of game developers, including 40 developers. We provide these teams with a certain degree of autonomy so that they can develop unique games, which will help to diversify our game selection.

“We also continue to expand the publishing channels for our Android-based games. In the fourth quarter of 2012, we released a Game Center, a proprietary application store, for Android-based smartphones, which currently makes available almost 1,000 games to our users, including games from third-party developers. We plan to cooperate with other open platforms and to explore further pre-installation opportunities with the handset and mobile chipset manufacturers.

“We anticipate that as our platform continues to grow, user traffic will facilitate the promotion of our own proprietary games and reduce future promotional costs. Our distribution network currently reaches over 150 million users, with 30 million active users per month. Supported by this large user base, we believe that 2013 holds great potential as we leverage our investments during this transitional period to deliver value to our shareholders over the long term. We would like to thank all of our employees for keeping their focus and dedication throughout 2012, despite the many challenges we faced. We are confident that with everyone’s continued dedication, motivation and innovation, 2013 will be a very bright and successful year at CMGE.”

Mr. Ken Chang, CMGE’s Chief Financial Officer, added, “Financially, 2012 was largely a transitional year for us as we have been investing and positioning ourselves to capture the significant growth opportunities in smartphone games. Our mobile game revenues decreased mainly because we directed significant resources towards developing our new generation of Android and iOS-based social games, and our social game pipeline contains nearly twice the number of games than it has at any time prior. Our non-core handset design business advanced in successfully transitioning from feature phone to smartphone design, but decreased significantly throughout most of 2012 because of this transition, though compared to third quarter it rebounded with growth during the fourth quarter. The migration to smartphone games from feature phone games, which historically provided a majority of our revenue, affected our overall revenue. Nevertheless, we believe that after this transitional year, we will see a significant portion of our future revenue coming from smartphone games, which will be the driver for both revenue and earnings going forward.

“In terms of expenses, we had a few large expense items during 2012. First, we expensed a one-off listing expense of RMB17.3 million (US$2.8 million), related to our successful listing on the Nasdaq Global Market on September 25, 2012, during the third quarter of 2012. Second, we incurred a RMB14.1 million (US$ 2.3 million) share-based compensation expense relating to share options we issued in February 2012 to incentivize management and research and development personnel and restricted share units. Third, we have incurred RMB44.4 million (US$7.1 million) impairment loss related to our handset design business. Fourth, we continued to devote substantial resources towards product research and development and human resources for developing our new generation of smartphone social games, enhancements to our social game platform and our mobile handset design business, causing R&D as a percentage of revenue to increase to 18.7% during 2012, from 10.1% during 2011. We expect to see returns from these investments starting in 2013.”

Fourth Quarter 2012 Results

Revenues

Total net revenues were RMB28.9 million (US$4.6 million), compared with RMB60.0 million in the fourth quarter of 2011 and RMB43.6 million in the prior quarter.

•	Mobile phone game revenues were RMB20.7 million (US$3.3 million), a decrease of 59.3% from RMB50.8 million during the same period last year and a decrease of 50.2% from RMB41.6 million in the prior quarter. This decline is largely a result of the Company’s decision to direct significant resources towards developing a new generation of Android and iOS-based social games. The Company plans to launch at least seven social games in 2013, almost twice as many games than it has at any time prior. We believe that social games will grow significantly and make most efficiently in monetization. As consumers in China continue to migrate from feature phones to smartphones, the Company is transitioning much of its business to the smartphone segment, though historically feature phones have provided the majority of the Company’s revenues. In addition, China Mobile, the Company’s service provider for all of its single-player game bundles, has continued to tighten its policy on the number of pop-up advertisements broadcast to its users. This has limited the promotion of the Company’s single-player game bundles on China Mobile’s platform and resulted in a decline in total subscriptions for the Company’s single-player games, even though the Company’s game bundles ranked first on China Mobile’s platform in terms of revenue for 11 out of 12 months during 2012.

Beginning in the fourth quarter of 2012, the Company’s chief operating decision maker has viewed the Company’s mobile phone games business as one segment. Accordingly, the Company has combined feature phone game revenue and social game revenue into mobile phone game revenues. The Company believes that as technology in feature phones has improved with larger touch screens, faster CPU processing speed and better GPRS connectivity, feature phones have become increasingly like smartphones in terms of feel, look and user experience. CMGE has positioned itself in the Android- and iOS-based smartphone game business so that traditional feature phone games will contribute to a decreasing portion of the Company’s total revenue. As a result, the Company believes that combining feature phone and smartphone game revenues will present to investors a clearer picture of the Company’s overall trend.

•	Handset design revenues were RMB8.2 million (US$1.3 million), compared with RMB9.2 million during the corresponding period in 2011 and RMB2.0 million during the prior quarter. During the fourth quarter of 2012, 84% of the handset design revenue was derived from smartphone design, compared with 23% in the third quarter of 2012. The strong sequential quarterly growth in revenue was primarily due to the Company’s progress toward transitioning away from feature phone design towards smartphone handset design, which the Company views as having far greater growth potential.

Cost of Revenues

Cost of revenues was RMB20.9 million (US$3.4 million) during the fourth quarter of 2012, a decrease of 31.9% from RMB30.7 million in the fourth quarter of 2011 and a decrease of 7.1% from RMB22.5 million in the third quarter of 2012. These declines were primarily due to a decrease in the amount paid to agents who pre-install the Company’s feature phone games and a decline in distribution costs for smartphone games, offset by an increase in handset design sales volume, which resulted in higher component costs.

•	Cost of revenue for mobile phone games was RMB11.8 million (US$1.9 million), compared to RMB22.5 million during the fourth quarter in 2011 and RMB19.9 million during the prior quarter. The sequential and year-over-year declines were primarily due to a decrease in the amount paid to agents who pre-install the Company’s feature phone games and a decline in distribution costs for smartphone games.

•	Cost of revenue for handset design was RMB9.0 million (US$1.5 million), compared to RMB8.2 million during the fourth quarter in 2011 and RMB2.6 million during the prior quarter. The sequential increase over the prior quarter and year-over-year was largely due to higher component costs as sales orders increased.

The Company’s overall gross margin was 27.8% during the fourth quarter of 2012, compared with 48.8% in the fourth quarter of 2011 and 48.4% in the third quarter of 2012.

•	Gross margin for mobile phone games was 42.9% during the fourth quarter of 2012, compared to 55.8% during the fourth quarter of 2011 and 52.2% in the third quarter of 2012. The sequential and year-over-year declines were primarily due to a decline in revenues compared to fixed costs, which mainly consist of amortization in intangible assets.

•	Gross margin for handset design was -10.4% during the fourth quarter of 2012, compared to 9.78% during the fourth quarter of 2011 and -30.1% in the third quarter of 2012. The sequential increase was due to an increase in sales revenues generated relative to fixed costs, which mainly consists of amortization of intangible assets and staff salaries. The year over year decline was primarily due to a decline in revenues compared to fixed cost.

Operating Expenses

Operating expenses were RMB71.7 million (US$11.5 million) during the fourth quarter of 2012, compared with RMB14.6 million in the fourth quarter of 2011 and RMB40.6 million in the third quarter of 2012. The quarterly increase is largely because the Company incurred impairment loss for goodwill and intangible assets of RMB44.4 million.

Research and development expenses as a percentage of net revenue increased to 34.0% in the fourth quarter of 2012, from 15.8% in the fourth quarter of 2011 and 21.3% in the third quarter of 2012 as the Company continued directing resources towards the development of its new generation of smartphone games and mobile Game Center platform for Android-based smartphones.

Share-based compensation expenses totaled RMB4.0 million (US$0.6 million) during the fourth quarter of 2012, compared with a gain of RMB0.1 million in the fourth quarter of 2011 and expenses of RMB5.1 million in the third quarter of 2012.

Impairment Loss

During the fourth quarter of 2012, the Company recorded a non-cash impairment of goodwill of RMB33.5 million (US$5.4 million) and a non-cash impairment of intangible assets of RMB10.9 million (US$1.8 million). Both impairment charges reflect a decline in the fair value of OWX Holding Co. Ltd. (“OWX”), the Company’s subsidiary engaged in the handset design business, the assets of which were mostly acquired in October 2010. The decline in the fair value is largely the result of the Company transitioning the handset design business from feature phone to smartphone design, as prior to 2012 OWX designed mainly handsets for feature phones, and reflects the Company’s conservative estimate of the fair value of OWX. The fair-value is estimated using the discounted cash flow model. The Company has largely transitioned to the smartphone handset design business and expects that as the smartphone design business grows the fair value of OWX will increase. However, there is generally uncertainty in estimating an impairment, and future impairments of goodwill and intangible assets may still be possible as a result of changing market conditions.

Operating Income (Loss)

As a result of the above factors, the Company’s operating loss was RMB63.7 million (US$10.2 million) during the fourth quarter of 2012, compared with operating income of RMB14.7 million in the fourth quarter of 2011 and operating loss of RMB19.5 million in the third quarter of 2012.

Operating loss excluding (1) share-based compensation (2) goodwill and intangible assets impairment loss (non-GAAP) was RMB15.3million (US$2.5 million) during the fourth quarter of 2012, compared with operating income (non-GAAP) of RMB14.6 million in the fourth quarter of 2011 and operating loss (non-GAAP) of RMB14.4 million in the third quarter of 2012.

Contingently Returnable Consideration Assets

Changes in the fair value of contingently returnable consideration assets resulted in a gain of RMB2.8 million (US$450,000) during the fourth quarter of 2012, compared with RMB31.9 million in the fourth quarter of 2011 and RMB20.6 million in the third quarter of 2012. The slight gain was primarily due to a minor increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group and the OWX Holding Group.

Income Tax

The Company had an income tax benefit of RMB1.7 million (US$279,000) during the fourth quarter of 2012, compared with an income tax benefit of RMB61.4 million in the fourth quarter of 2011 and an income tax benefit of RMB0.2 million in third quarter of 2012. This was mainly due to the reversal of deferred tax liabilities as a result of the full impairment of RMB10.9 million made to the intangible assets.

Net Income (loss)

Net loss during the fourth quarter of 2012 was RMB58.3 million (US$9.4 million), compared with net income of RMB108.4 million in the fourth quarter of 2011 and net income of RMB1.6 million in the third quarter of 2012.

Net loss excluding (1) share-based compensation (2) goodwill and intangible assets impairment loss (non-GAAP) was RMB10.0 million (US$1.6 million) during the fourth quarter of 2012, compared with net income excluding share-based compensation (non-GAAP) of RMB108.3 million in the fourth quarter of 2011 and net income excluding share-based compensation (non-GAAP) of RMB6.7 million in the third quarter of 2012.

Basic and Diluted Earnings per ADS

Both basic and diluted earnings per ADS were RMB-2.71 (US$-0.43) during the fourth quarter of 2012, compared with RMB5.01 in the fourth quarter of 2011 and RMB0.04 in the third quarter of 2012. Basic and diluted earnings per ADS excluding (1) share-based compensation (2) goodwill and intangible assets impartment loss (non-GAAP) were RMB-0.48 (US$-0.08), RMB0.25, and RMB5.01, respectively, during the fourth quarter of 2012, third quarter of 2012 and fourth quarter of 2011.

Cash and Cash Equivalents

As of December 31, 2012, the Company had cash and cash equivalents of RMB128.7 million (US$20.7 million) and short-term investments were RMB45.0 (US$7.2 million). Operating cash flow for the fourth quarter of 2012 was a net inflow of RMB25.6 million (US$4.1 million).

Full Year 2012 Results

Revenues

Total revenues in 2012 were RMB187.6 million (US$30.1 million), representing a decrease of 23.0% from RMB243.5 million in 2011. The decrease was due mainly to a result of the Company’s decision to direct significant resources towards developing in a new generation of Android and iOS-based social games. In addition, the handset design business had a decline in the first three quarters in 2012 although there was a strong sequential quarterly growth in revenue in the fourth quarter due to the Company’s progress toward transitioning away from feature phone design towards smartphone handset design.

Cost of Revenues

Cost of revenue was RMB91.7 million (US$14.7 million), compared with RMB108.3 million in 2011, representing a decrease of 15.3%. The decrease was due largely to a decrease in the amount paid to agents who pre-install the Company’s feature phone games and a decline in distribution costs for smartphone games.

Operating Income (Loss)

Operating loss was RMB52.4 million (US$8.4 million), compared with operating income of RMB86.8 million in 2011, representing a decrease of 160.4%.

Operating income excluding (1) share-based compensation (2) goodwill and intangible assets impairment loss and (3) listing expenses (non-GAAP) was RMB23.4million (US$3.8 million) in 2012, compared with operating income (non-GAAP) of RMB87.6 million in 2011.

Net Income (loss)

Net loss was RMB14.5 million (US$2.3 million), compared with RMB163.3 million in 2011, representing a decrease of 108.9%.

Net income excluding (1) share-based compensation, (2) goodwill and intangible assets impairment loss and (3) listing expenses (non-GAAP) was RMB61.3 million (US$9.8 million) during 2012, compared with RMB164.2 million in 2011.

Basic and Diluted Earnings per ADS

Both basic and diluted earnings per ADS were RMB-0.80 (US$-0.13) during 2012, compared with RMB8.68 in 2011. Basic and diluted earnings per ADS (non-GAAP) were RMB2.47 (US$0.40) during 2012, compared with RMB8.62 during 2011.

Common Shares

CMGE had 331.1 million common shares outstanding as of December 31, 2012, or the equivalents of 23.6 million ADSs outstanding.

Business Outlook

In 2013 the Company is determined to capture the growth opportunities in the smartphone social games and game publishing businesses by leveraging its prior investments in developing its new generation games as well as its expanded distribution channels. The games the Company develops for smartphones will also be available for download on tablets through the same channels as smartphones, an aspect of its business the Company anticipates will expand significantly during 2013 because of the better user experience available through tablets, in particular for MMORPGs, due to their larger screen size compared to phones. During 2013, CMGE plans to launch more than seven self-developed social games, all of which will be available for both Android and iOS-based phones and their tablets and to launch over 100 self-developed or sourced single player smartphone games. The Company has already established a strong network that reaches over 150 million users with over 30 million active users a month and recently released the Game Center application store, which can leverage its extensive pre-installation and open-platform channels to distribute and publish smartphone games. In 2013 the Company wishes to install its Game Center application and its selected games on approximately 60 million mobile handsets. CMGE plans to exclusively publish eight third-party developed social games and to operate and publish over 100 additional social games for third-party game developers through its publishing platform.

CMGE is a leading mobile game company in China and according to the Analysys report in March 2013, for the third consecutive year, it had the largest market share among mobile game developers in terms of revenues. The Company aims to further expand and consolidate its leading position in the mobile games market in China.

2013 Major Game Launch Schedule

War Valley (Zhan Gu) - Expected launch: May 2013

“War Valley” is a heavy MMORPG social game set against a western fantasy myth. Players navigate around the virtual world through their mobile phone screens or controller. Through exploration, players gradually customize their characters as the game plot develops. Revenue is generated through the in-game sale of virtual items.

Compatible systems: PC (web game), iOS, Android.

Immortal Wind (Xian Feng) - Expected launch: June 2013

“Immortal Wind” is a RPG social game based on the ancient Chinese legend “Shanhai Jing.” Players navigate around the virtual world by tapping their mobile phone screens. Through exploration, players gradually customize their characters as the game progresses. Revenue is generated through the in-game sale of virtual items.

Compatible systems: iOS, Android.

Che Che Bomb (Che Che Dan) - Expected launch: June 2013

“Che Che Bomb” is a RPG social game set in the Stone Age era. Players move their characters around the virtual world and hit targets with bombs by controlling the launch trajectory. Revenue is generated through the in-game sale of virtual items.

Compatible systems: PC (web game), iOS, Android.

Dazzling Dance (Xuan Wu Pai) - Expected launch: July 2013

“Dazzling Dance” is a 3D music dancing game with fun interactive gameplay. With a high degree of community interaction and personalized in-game preferences, the game can be played both offline and online. The game provides upgradable items such as costumes, as well as a cooperative game mode along with other unique game settings. The game differs from other games of the same type in terms of gameplay, interaction and personalization level.

Compatible systems: iOS, Android.

Conference Call

CMGE’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on March 25, 2013 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free Dial-In	+1 855-500-8701

Hong Kong Dial-In	+852 3051-2745

China Dial-In	+86-4001-200-654

International Dial-In	+65 6723-9385

Conference ID	CMGE

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. Eastern Daylight Time on March 25, 2013 through 11:59 p.m. Eastern Daylight Time on April 1, 2013. The dial-in details for the replay are:

U.S. Toll Free Dial-In	+1 855-452-5696

International Dial In:	+61 2-8199-0299

Conference ID	19475723

A live webcast of the conference call will be available on the investor relations section of CMGE’s website at: http://www.cmge.com/

About CMGE

CMGE is a leading mobile game company in China with the largest market share among mobile game developers in terms of revenues in 2010, 2011 and 2012, according to Analysys International, an independent market research firm. CMGE has integrated capabilities in the development, operation, sale and distribution of mobile games in China. Its mobile handset design business complements its game development business as it pre-installs CMGE’s mobile games and game platforms in the handsets it designs, and enhances CMGE’s knowledge of user habits and preferences and industry trends. CMGE has a large and diversified portfolio of games for smartphones and feature phones, and has strong development capabilities, evidenced by the fact that it develops single-player games and social games for both types of handsets.

Forward-looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies as well as business plans; future development, results of operations and financial condition; ability to continue to develop new and attractive products and services; ability to continue to develop new technologies or upgrade existing technologies; ability to attract and retain users and customers and further enhance brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CMGE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (1) share-based compensation expenses (2) goodwill and intangible assets impairment loss and (3) listing expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

In China:

Tel: +86 20-8561-3455

E-mail: ir@cmge.com

Christensen

Christian Arnell

Tel: +86 158 2133 0177

E-mail: carnell@ChristensenlR.com

In the U.S.:

Christensen

Linda Bergkamp

Tel: +1 480 614 3000

E-mail: lbergkamp@ChristensenIR.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	As of December 31
	2011*	2012	2012
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	187,237	128,736	20,664
Short-term investments	—	45,000	7,223
Accounts receivable	56,121	41,726	6,697
Inventories	2,103	2,359	379
Prepayments and other current assets	24,966	37,164	5,965
Amounts due from related parties	1,349	—	—
Deferred tax assets	1,491	262	42

Total current assets	273,267	255,247	40,970

Non-current assets:
Property and equipment, net	5,435	4,814	773
Goodwill	598,358	564,841	90,663
Intangible assets, net	70,101	42,998	6,902
Deferred initial public offering costs	2,010	—	—
Deferred tax assets	916	129	21
Prepayments	—	28,600	4,590
Other non-current assets	343	343	55

Total non-current assets	677,163	641,725	103,004

TOTAL ASSETS	950,430	896,972	143,974

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9,150	3,689	592
Accrued expenses and other current liabilities	17,577	19,597	3,145
Deferred revenue	3,894	1,697	272
Income tax payable (prepaid)	11,115	(146)	(23)
Dividends payable	63,000	—	—
Amounts due to related parties	6,542	991	159

Total current liabilities	111,278	25,828	4,145

Non-current liabilities:
Unrecognized tax benefits	27,844	21,944	3,522
Deferred tax liabilities	12,580	7,844	1,259
Other non-current liabilities	2,550	2,150	345

Total non-current liabilities	42,974	31,938	5,126

Total liabilities	154,252	57,766	9,271

Commitments and contingencies
Mezzanine equity
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; nil and 26,485,961 shares issued and outstanding as of December 31, 2011 and 2012, respectively. As of December 31, 2012, aggregate liquidation preference and redemption amount were RMB75,899 and RMB76,858, respectively)	—	76,858	12,337
Shareholders’ equity:
Ordinary shares (US$0.001 par value, 1,000,000,000 shares authorized; 302,729,550 and 304,588,550 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	1,937	1,937	311
Additional paid-in capital	709,815	726,203	116,564
Retained earnings	84,853	34,563	5,548
Accumulated other comprehensive loss	(427)	(420)	(67)

Total China Mobile Games and Entertainment Group Limited’s equity	796,178	762,283	122,356
Noncontrolling interests	—	65	10

Total shareholders’ equity	796,178	762,348	122,366

TOTAL LIABILITIES, MAZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	950,430	896,972	143,974

*	Amounts for the year ended December 31, 2011 were derived from December 31, 2011 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data)

	Three Months Ended				Twelve Months Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2011*	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net revenues (a)
Games	50,804	41,630	20,722	3,326	204,794	172,185	27,638
Handset design	9,170	1,983	8,194	1,316	38,694	15,408	2,472

Total net revenues	59,974	43,613	28,916	4,642	243,488	187,593	30,110

Cost of revenues (b)
Games	(22,459)	(19,906)	(11,830)	(1,899)	(79,311)	(74,878)	(12,019)
Handset design	(8,247)	(2,579)	(9,049)	(1,452)	(29,037)	(16,852)	(2,705)

Total cost of revenues	(30,706)	(22,485)	(20,879)	(3,351)	(108,348)	(91,730)	(14,724)

Gross profit	29,268	21,128	8,037	1,291	135,140	95,863	15,386
Operating expenses:
Selling expenses	(2,420)	(3,992)	(4,792)	(769)	(7,561)	(15,838)	(2,542)
General and administrative expenses	(2,647)	(9,273)	(13,385)	(2,148)	(16,263)	(35,633)	(5,719)
Research and development expenses	(9,489)	(9,270)	(9,840)	(1,579)	(24,566)	(35,071)	(5,629)
Impairment of goodwill	—	—	(33,517)	(5,380)	—	(33,517)	(5,380)
Impairment of intangible assets	—	—	(10,910)	(1,751)	—	(10,910)	(1,751)
Listing expenses	—	(18,053)	746	120	—	(17,307)	(2,778)

Total operating expenses	(14,556)	(40,588)	(71,698)	(11,507)	(48,390)	(148,276)	(23,799)

Operating income (loss)	14,712	(19,460)	(63,661)	(10,216)	86,750	(52,413)	(8,413)
Interest income	303	235	674	108	927	1,474	237
Other income	89	113	113	18	293	451	72
Changes in fair value of contingently returnable consideration assets	31,913	20,550	2,806	450	39,446	27,326	4,386

Income (loss) before income taxes and noncontrolling interests	47,017	1,438	(60,068)	(9,640)	127,416	(23,162)	(3,718)
Income tax (expenses) benefits	61,373	176	1,738	279	35,927	8,689	1,395

Net income (loss)	108,390	1,614	(58,330)	(9,361)	163,343	(14,473)	(2,323)

Accretion of contingently redeemable ordinary share	—	(576)	(560)	(90)	—	(3,023)	(485)

Net income (loss) attributable to shareholders	108,390	1,038	(58,890)	(9,451)	163,343	(17,496)	(2,808)

Net income (loss) attributable to noncontrolling interests	—	—	(135)	(22)	11,837	(135)	(22)
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	108,390	1,038	(58,755)	(9,429)	151,506	(17,361)	(2,786)

Other comprehensive income (loss):
Foreign currency translation adjustment	337	23	(36)	(6)	(278)	7	1
Total other comprehensive income (loss)	337	23	(36)	(6)	(278)	7	1

Total comprehensive income (loss)	108,727	1,061	(58,926)	(9,457)	163,065	(17,489)	(2,807)

Total comprehensive income attributable to noncontrolling interests	—	—	(135)	(22)	11,908	(135)	(22)

Total comprehensive income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	108,727	1,061	(58,791)	(9,435)	151,157	(17,354)	(2,785)

Earnings per share:
Basic earnings per share	0.36	0.0032	(0.19)	(0.03)	0.62	(0.06)	(0.01)
Diluted earnings per share	0.36	0.0030	(0.19)	(0.03)	0.62	(0.06)	(0.01)
Weighted average number of ordinary shares outstanding in computing:
Basic earnings per share	302,657,192	302,729,550	303,194,300	303,194,300	244,594,415	302,853,059	302,853,059
Diluted earnings per share	302,657,192	316,228,294	303,194,300	303,194,300	244,594,415	302,853,059	302,853,059
(a) Net revenues from related parties
Games	—	—	—	—	13,752	—	—
(b) Cost of revenues to related parties

Handset design	—	—	—	—	(774)	—	—

*	Amounts for the twelve months ended December 31, 2011 were derived from December 31, 2011 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the three months ended				For the twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011*	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net cash provided (used in) by operating activities	48,124	(12,405)	25,572	4,105	108,461	47,815	7,675
Net cash used in investing activities	(10,519)	(28,880)	(39,012)	(6,262)	(16,584)	(100,051)	(16,059)
Net cash used in financing activities	(8,400)	(2,038)	(14,115)	(2,266)	(8,400)	(6,272)	(1,007)

Exchange rate effect on cash and cash equivalents	415	23	(36)	(5)	(278)	7	1
Net increase (decrease) in cash and cash equivalents	29,620	(43,300)	(27,591)	(4,428)	83,199	(58,501)	(9,390)
Cash and cash equivalents, beginning of the period	157,617	199,627	156,327	25,092	104,038	187,237	30,054

Cash and cash equivalents, end of the period	187,237	156,327	128,736	20,664	187,237	128,736	20,664

*	Amounts for the year ended December 31, 2011 were derived from December 31, 2011 audited consolidated financial statements.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO COMPARABLE GAAP MEASURES

(Amounts in thousands of Renminbi (“RMB”) except per ADS data)

	For the three months ended December 31, 2011			For the three months ended September 30, 2012			For the three months ended December 31, 2012
	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	14,556	121	14,677	40,588	(5,054)	35,534	71,698	(48,351)	23,347
Income/(loss) from operations	14,712	(121)	14,591	(19,460)	5,054	(14,406)	(63,661)	48,351	(15,310)
Operating margin	24.5%		24.3%	-44.6%		(33.0%)	-220.2%		-52.9%
Net income/(loss)	108,390	(121)	108,269	1,614	5,054	6,668	(58,330)	48,351	(9,979)
Net margin	180.7%		180.5%	3.7%		15.29%	-201.7%		-34.5%
Net income attributable to CMGE	108,390	(121)	108,269	1,038	5,054	6,092	(58,755)	48,351	(10,404)
Net margin attributable to CMGE	180.7%		180.5%	2.4%		14.0%	-203.2%		-36.0%
Diluted earnings per ADS(b)	5.01		5.01	0.04		0.25	-2.71		-0.48
Non-GAAP adjustments

	For the twelve months ended December 31, 2011			For the twelve months ended December 31, 2012
	GAAP	Adjustment (c)	Non-GAAP	GAAP	Adjustment (c)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	48,390	(815)	47,575	148,276	(75,803)	72,473
Income from operations	86,750	815	87,565	(52,413)	75,803	23,390
Operating margin	35.63%		35.96%	-27.9%		12.5%
Net income	163,343	815	164,158	(14,473)	75,803	61,330
Net margin	67.1%		67.4%	-7.7%		32.7%
Net income attributable to CMGE	151,506	815	152,321	(17,361)	75,803	58,442
Net margin attributable to CMGE	62.22%		62.6%	-9.2%		31.2%
Diluted earnings per ADS(b)	8.68		8.62	(0.80)		2.47

Non-GAAP adjustments

(a)	Adjustment to exclude the share-based compensation expense and goodwill and intangible assets impairment loss of each period.
(b)	1 ADS = 14 Ordinary Shares.
(c)	Adjustment to exclude the share-based compensation expense, goodwill and intangible assets impairment loss and listing expense of each period.